Filed Pursuant to Rule 253(g)(2)

File No. 024-11033

BLOCKSTACK PBC

SUPPLEMENT NO. 2 DATED OCTOBER 23, 2019

TO THE OFFERING CIRCULAR DATED JULY 11, 2019

This document supplements, and should be read in conjunction with, the offering circular of Blockstack PBC (the “Company”) dated July 11, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Offering Circular”) and the Supplement No. 1 to the Offering Circular dated August 22, 2019 and filed by the Company with the SEC on August 22, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•                  the results of the Cash Offering Closing;

•                  general disclosure about future agreements to be entered into with App Reviewers, and specific disclosures regarding the entrance by the Company and TRYMYUI Inc. into an amendment dated October 4, 2019 (the “Amendment”) to the App Reviewer Agreement dated January 4, 2019 between the Company and TRYMYUI Inc.; and

•                  additional disclosure about current and future agreements regarding distributions and listing for trading or exchange of Stacks Tokens outside the United States.

1.             The following text is to be inserted at the end of the section “Plan of Distribution”:

“Results of Cash Offering Closing and Hard Fork

On October 18, 2019, Blockstack completed a hard fork of the Blockstack network that distributed 105,536,266 Stacks Tokens that were sold for an aggregate of $23.0 million as part of the its concurrent offerings under Regulation A and Regulation S.

As a result of the hard fork, the Company completed the sale of 74,976,266 Stacks Tokens sold for an aggregate of $15.4 million in the cash offering.  The sale was completed upon the issuance and distribution of the Stacks Tokens at the Cash Offering Closing, which occurred on that same date.  For a further description of the Cash Offering Closing and the hard fork through which the Stacks Tokens were distributed, please see the sections of this offering circular captioned “Plan of Distribution—The cash offering” and “Glossary.”

The Company also issued and distributed through the same hard fork 30,560,000 Stacks Tokens sold for an aggregate of $7.6 million to purchasers in a concurrent Regulation S offering of Stacks Tokens made exclusively to non-U.S. persons.

In addition to the sales above, the Company issued and distributed through the same hard fork approximately 14,519,888 Stacks Tokens to various non-US partners and service providers in compliance with Regulation S pursuant to arrangements disclosed previously or in a Form 1-U filed with the SEC on October 23, 2019, and 746,439 Stacks Tokens to application developers and application reviewers on the Blockstack network who had earned those tokens through the App Mining program.

An additional 39,253,561 Stacks Tokens that have been allocated to future rewards to be paid out in the App Mining program, and approximately 293,115,966 Stacks Tokens (the “Unallocated Tokens”) that were included in the genesis block of the Blockstack blockchain, but that had remained unallocated (as described in the section of this offering circular captioned “Description of the Stacks Tokens—What Stacks Tokens are eligible for future sale?”), or which had been allocated to the cash offering or concurrent Regulation S offering but remained unsold, were issued to wallets controlled by the Company and now form a “short-term treasury,” from which the Company may further distribute them without need for a further hard fork (except that most of the Unallocated Tokens remain subject to a “time lock” as described in this offering circular, and cannot be transferred until the time lock is released, which is anticipated to occur in equal increments approximately every month starting with the date of the Cash Offering Closing and ending in September 2021).

In total, 453,172,120 Stacks Tokens were distributed in the hard fork at the Cash Offering Closing.

After the creation of the short-term treasury described above, approximately 415,294,438 Stacks tokens are held by Blockstack PBC or its subsidiaries equal to the 110,000,000 Stacks Tokens held in the long-term treasury (as discussed in this offering circular), the Unallocated Tokens held in the short term treasury and Stacks Tokens reserved for distribution to employees as discussed in this offering circular.”

2.             The following text is to be added as two new sections titled “Additional Agreements with App Reviewers” and “Additional Agreements for Distribution and Listing of Stacks Tokens outside the United States.”  These new sections should follow the section titled “Where You Can Find Additional Information.”

“Additional Agreements with App Reviewers

On October 4, 2019, the Company and TRYMYUI Inc., a Delaware corporation (“TryMyUI”), entered into an Amendment (the “Amendment”) to the App Reviewer Agreement dated January 4, 2019 between the Company and TryMyUI (the “Reviewer Agreement”). The Reviewer Agreement is substantially similar to the Company’s form of app reviewer agreement filed as Exhibit 6.19 to this offering statement.

The Amendment contains the terms and conditions under which TryMyUI will be paid in both U.S. dollars and Stacks Tokens in consideration for TryMyUI’s services as an App Reviewer. For the months of August and September 2019, TryMyUI has earned fees with a value of USD $33,000, of which $15,000 will be paid through the delivery of Stacks Tokens valued at $0.30 per token, with the remainder paid in U.S. dollars. Going forward, TryMyUI will receive fees with a value of USD $13,300 per month, of which $5,000 will be paid through the delivery of Stacks Tokens valued at the deemed price of the Stacks Tokens distributed concurrently in the App Mining program as discussed in this offering circular, and the remainder will be paid in U.S. dollars.

Payments from the Company to TryMyUI are subject to, and will be made pursuant to, this offering statement and the App Mining Participation Agreement entered into by TryMyUI on October 8, 2019 (the “TryMyUI Participation Agreement”). The TryMyUI Participation Agreement is substantially similar to the Company’s form of participation agreement filed as Exhibit 4.2 to this offering statement, except for certain modifications that have been made to reflect that TryMyUI is an App Reviewer, not an application developer.

The Company has filed a current report on Form 1-U on October 23, 2019, attaching the Amendment as an exhibit.  In the future, in order to fulfill its commitment made in this offering circular to disclose any agreement made with an app reviewer to pay the app reviewer in Stacks Tokens, the Company will file such agreements on a quarterly basis, either as exhibits to a 1-U filing or to a periodic filing made during that quarter.

Additional Agreements for Distribution and Listing of Stacks Tokens outside the United States

The Company has entered into several agreements for the integration of the Stacks Tokens into a distribution or trading platform or the listing of the Stacks Tokens on an exchange in a manner available exclusively to non-U.S. persons, and others regarding community-building activities or other attempts to drive adoption of the Stacks Token and the Blockstack network.   Examples of these agreements include those disclosed under Forms 1-U dated as of October 23, 2019, October 16, 2019, October 11, 2019 and October 10, 2019. We may enter into agreements of similar purpose and scope from time to time, and will from this date forward disclose these agreements by filing them on a quarterly basis, either as exhibits to a 1-U filing or to a periodic filing made during that quarter.  We may also disclose these agreements through announcements on our corporate blog at blockstack.org/blog.  We note that these agreements have generally and may in the future provide for the distribution of Stacks Tokens, often as consideration, pursuant to offerings and sales made outside the United States and exempt from registration under the Securities Act based on Regulation S under the Securities Act, but that in the future these agreements may also involve only the payment of cash consideration by the Company.”

A Form 1-U under Rule 253(g)(2) under the Securities Act that describes the matters above has been filed prior to this supplement to the Offering Circular. A copy of the Amendment has been attached to that Form 1-U.